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                                                             Exhibit 1

                               CONFIDENTIAL


                             December 4, 1994


Montgomery Ward & Co., Incorporated
619 West Chicago Avenue
Chicago, Illinois  60671


Ladies and Gentlemen:

     This letter sets forth the material terms and conditions of an agreement in principle between Montgomery Ward & Co., Incorporated ("MW"), an Illinois corporation, and ValueVision International Inc., a Minnesota corporation ("VVI"). MW and VVI each agree to promptly proceed in good faith to negotiate, prepare, and execute the definitive documentation necessary to consummate the transactions contemplated hereby (the "Agreement").

I.   Conditions to the Agreement

     A. Board Approval. The Agreement will be subject to approval by the Board of Directors of MW and the Board of Directors of VVI.

     B. VVI Shareholder Approval. The Agreement will be subject to the approval of VVI's shareholders. VVI will recommend approval of the Agreement to its Shareholders, subject to satisfaction of the other conditions of this
Section I.

     C. Time Warner Agreement. The Agreement will be subject to VVI and Time Warner Communications, Inc. entering into a cable carriage agreement (the "Time Warner Agreement").

     D. Fairness Opinion. The Agreement will be subject to VVI's receipt of an opinion from a nationally recognized investment banking firm that the transactions contemplated hereby are fair from a financial point of view to VVI and its shareholders.

     E. Governmental Approvals. The Agreement will be subject to VVI's receipt of all required governmental and regulatory approvals.

     F. Due Diligence. The Agreement will be subject to satisfactory completion of due diligence by MW prior to the execution and delivery of the Agreement. As part of such due diligence investigation, MW may review work papers relating to the financial statements and tax returns of VVI.
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II.  Securities Purchase

     The Agreement will provide that, on the closing date of the Agreement (the "Closing Date"), MW will purchase or receive, and VVI will sell or issue, under substantially the following terms and conditions, the securities described below, contingent upon the prior satisfaction of the conditions set forth in
Section I and the simultaneous execution of a License and Service Agreement sub-stantially as described in Section III.

     A. Unregistered Common Stock. MW will purchase 1,280,000 unregistered shares of common stock of VVI (the "Shares") at $6.25 per share, which as of the date hereof, represents approximately 4.69% of the issued and outstanding shares of common stock of VVI.

     B. Warrants. In consideration of the License and Service Agreement (as herein defined), MW will receive from VVI non-transferrable Warrants to purchase up to an aggregate Twenty Five Million (25,000,000) shares of VVI common stock (the "Warrant Shares") with the following terms.

          1. Vesting. The Warrants will vest and become exercisable in accordance with the Vesting Schedule set forth below. All vested Warrants will expire on the eighth anniversary of the Closing Date. Warrant vesting and exercisability shall be subject to the termination and acceleration provisions of Section II.3 and III.M hereof.




                            Vesting Schedule

                        Number of
                         Warrant          Date                Exercise
          Series         Shares          Vested             Price Per Share

            A          4,000,000      Closing Date                $6.50
            B          3,000,000      First Anniversary           $6.75
            C          3,000,000      *                           $7.00
            D          3,000,000      Third Anniversary           $7.25
            E          2,000,000      Fourth Anniversary          $7.50
            F          1,000,000      Fourth Anniversary          $8.00
            G          1,000,000      Fifth Anniversary           $9.00
            H          1,000,000      Fifth Anniversary          $10.00
            I          1,000,000      Fifth Anniversary          $11.00
            J          1,000,000      **                         $12.00
            K          1,000,000      **                         $13.00
            L          1,000,000      **                         $14.00
            M          1,000,000      **                         $15.00
            N          1,000,000      **                         $16.00
            O          1,000,000      **                         $17.00


*    Series C Warrants will vest 25 months after the Closing Date.

** Warrants J through O will vest immediately following the exercise of all of Warrants A through I.

          2.   Reserved Shares Adjustment.  As of the date hereof,
ValueVision had 27,264,426 issued and outstanding shares of common stock, and an aggregate 8,444,220 shares which are currently reserved for issuance (the "Reserved Shares"). These Reserved Shares represent shares reserved for issuance by VVI throughout the term of the Agreement or until all Warrants are exercised or expire, subject to further negotiation in the Agreement. Upon
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the issuance of any of the Reserved Shares during the term of the License and
Service Agreement, the number of additional Warrant Shares that would be issuable upon exercise of all the Warrants (on a pro rata basis among all series of Warrants) will be the number determined by solving for "x" in accordance with the following formula, where R is the number of Reserved Shares to be issued on the date of determination. "x" will equal the additional number of Warrant Shares that would be issuable upon exercise of all of the Warrants upon payment of the additional exercise price for such additional Warrant Shares:

           (R / .5092)  -  R  =  X

For example, if 2,500,000 Reserved Shares were to be issued, the Warrants, after adjustment in accordance with the foregoing formula, would be exercisable for an additional aggregate 2,409,662 Warrant Shares upon the payment of an additional $22,072,506 of Warrant exercise price. Prior to expiration of the Warrants, VVI will reserve a sufficient number of authorized but unissued shares sufficient to permit the exercise of all Warrants.

          3. Acceleration of Vesting. During the term of the License and Service Agreement, and provided that MW is not in default thereunder, at any time on or after the second anniversary of the Closing Date, MW may accelerate the vesting of all unvested Warrants by exercising all (but not less than all) Warrants. In addition, the License and Service Agreement will provide for acceleration of Warrant vesting upon the occurrence of a change in control (to be defined in the Agreement) occurring at any time prior to the expiration of the Warrants, provided that the License and Service Agreement is then in effect and MW is not in default thereunder, other than a change of control resulting from the transactions contemplated hereby.

          4. Antidilution. The Warrants will provide for customary antidilution adjustments in the event of stock splits, stock combinations, stock dividends or the like.

     C. Stand Still. The Agreement will provide that MW and its affiliates (as defined in Rule 144 of the Securities Act of 1933, as amended) (for purposes of this Section II.C only, references to "MW" shall be deemed to include such affiliates of MW) agree not to buy, sell, pledge, transfer, or in any other manner acquire or convey any direct or indirect interest in any securities of VVI, including without limitation, to exercise any Warrants, prior to the second anniversary of the Closing Date; provided, however, that:
(x) this restriction will not apply between the commencement of a tender offer or announcement of a merger which would result in a change in control of VVI by a party other than MW, and the termination of such tender offer or completion of such merger (and for the duration of any tender offer commenced by MW during such period) and (y) this restriction shall not apply with respect to the exercise of preemptive rights pursuant to Section II E. After the expiration of such two year period, in the event that MW's equity percentage for FCC purposes exceeds 5% by reason of MW's exercise of Warrants, VVI will work with MW to resolve any FCC cross-ownership and combined ownership issues that result from General Electric's ownership of MW and NBC, in a manner to be agreed upon by the parties in the License and Service Agreement, which may include divestiture of VVI's television stations under certain circumstances.

     D. Registration Rights. The Agreement will provide that MW will have the right to demand up to an aggregate two registrations of the Shares and/or the Warrant Shares under certain circumstances for a limited time to be agreed upon in the Agreement, and will have certain participatory registration rights
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subject to underwriter discretion and other conditions to be negotiated by the parties in the Agreement.

     E. Preemptive Rights. The Agreement will provide that during the term of the License and Service Agreement, and provided that MW is not in default thereunder, in the event that VVI issues any capital stock, or any securities convertible into, or exchangeable for, capital stock (except under certain circumstances to be negotiated in the Agreement) ("New Issuance") solely for cash consideration, MW will have the preemptive right to purchase, on the same terms and conditions as the other purchasers of the New Issuance, that amount of the New Issuance required to preserve MW's equity position before and after such New Issuance.

III. License and Service Agreement

     On the Closing Date, MW and VVI will execute a License and Service Agreement (the "License and Service Agreement") including substantially the following terms, contingent upon the prior satisfaction of the conditions set forth in Section I and simultaneous consummation of the transactions contemplated in Section II.

     A. Exclusivity. MW will grant VVI the exclusive right, during the term of the License and Service Agreement, to offer products and services of MW and its affiliates via television home shopping (defined as the format currently used by VVI) and a license to use trade and service marks of MW and its affiliates in connection therewith during the term of the License and Service Agreement. MW will not license any other party to use MW's trademarks, service marks, and other intellectual property for television home shopping during the term of the License and Service Agreement. VVI will not conduct television home shopping for any other retailers during the term of the License and Service Agreement without MW's consent; however, VVI may conduct television home shopping with products and services from sources other than MW, which may be similar to, or compete with, MW products and services.

     B. Programming Control. VVI will have sole control over television home shopping, including without limitation, product selection, merchandising, programming, pricing, and fulfillment.

     C. Use of MW Credit Card. The License and Service Agreement will include a credit card agreement which, during the term of the License and Service Agreement, will allow MW credit card holders to use their MW credit card to purchase any product or service offered for sale by VVI, whether or not from MW, under the same terms and conditions (including criteria for determining credit limits) offered to such holder for MW store and catalog purchases, subject to the provisions of MW's credit card agreement with General Electric Capital Corporation and MW's vendor agreements (to the extent such vendor agreements pertain to the extension of consumer credit). MW will charge VVI 3% of VVI net sales using MW credit cards. The parties agree to renegotiate in good faith the credit card agreement after the first year of the License and Service Agreement, if necessary. The other terms and conditions of the credit card agreement will be substantially similar to VVI's existing bank credit card agreements.

     D. MW Credit Card Applications. The License and Service Agreement will include a credit card application agreement under which VVI's telemarketing staff will accept MW credit card applications, and will promptly forward such applications to MW or its designee for processing. MW will apply the same credit approval criteria that it applies to other credit card applications. VVI will receive a $5.00 fee for each credit card application approved by MW, and an additional $5.00 fee for each activated MW charge
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account.  The parties agree to renegotiate in good faith the credit card application agreement if the circumstances warrant after the first year of such Agreement.

     E. VVI Acquisition Credit. MW will use commercially reasonable efforts to assist VVI to obtain a line of credit which will be on terms satisfactory to VVI and will be in the amount of $25 million for strategic ventures, including, without limitation, broadcast television station acquisitions, international expansion, and cable launch fees, but excluding working capital purposes such as inventory financing.

     F. Vendor Relationships. MW will introduce VVI's buyers to MW's principal vendors and MW's buyers will provide reasonable advice and assistance to VVI's buyers to obtain product. MW will use commercially reasonable efforts to ensure that MW's vendors sell product to VVI on terms and conditions that are as favorable as the terms and conditions under which such vendors sell similar product to MW. Such terms and conditions shall include without limitation, price, delivery times, product availability, return privileges, volume and other discounts, and credit and payment terms.

     G. Establishment of Chicago Buyer's Office. MW will provide VVI with office space in MW's Chicago office at no charge to enable VVI to establish a buying office for the purpose of working with MW's buyers and vendors. As needed, VVI will provide MW with use of office space at VVI's Minneapolis office at no charge.

     H. Inventory Purchases and Returns. MW will permit VVI to select product from MW's inventory for television home shopping, subject to MW's requirements for catalog and store sales. MW will make such inventory available to VVI on the same terms and conditions under which MW purchased such inventory, shall not include in such price to VVI any corporate overhead charge. Return privileges on such inventory will be determined on a mutually acceptable basis.

     I. Cable Carriage Agreements. Each of VVI and, at its option, MW, will use commercially reasonable efforts to negotiate for long term cable carriage agreements pursuant to which cable television systems and multiple cable system operators ("Cable Systems") will agree to carry VVI's television home shopping programming. Each party will promptly notify the other of the commencement of negotiations with any Cable System, and will permit the other party to participate therein. MW shall have the right, but not be obligated, to assist VVI to obtain long term cable carriage agreements by purchasing advertising time on such Cable Systems, with cash or non-cash consideration acceptable to the Cable System (such as MW Signature Group Club services or vendor co-op advertising dollars), however, MW shall not be obligated to purchase advertising time except to the extent mutually agreed by MW and VVI. MW shall advise VVI of its expected level of advertising purchases ("Advertising Commitment") on each Cable System prior to VVI's execution of a cable carriage agreement with such Cable System.

     J. Board Seats. VVI will expand its Board of Directors from the current five members to seven members, and MW will be entitled to designate the persons to fill the two new director positions, one of whom will be Gene McCaffrey, who will be a Vice Chairman of VVI. The parties will establish conditions under which one of such two directors may be designated as the Chairman of the Board in the future. For so long as the License and Service Agreement remains in effect, (i) MW will be entitled to designate two nominees on management's slate of Board nominees; (ii) VVI will agree to recommend such nominees to the stockholders, (iii) VVI, Robert Johander and Nicholas Jaksich each will agree to vote all shares which they respectively control in favor
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of the election of such MW nominees, and (iv) MW will agree to vote all shares which it controls in favor of the election of VVI's nominees. The MW designees will resign their director positions in the event the License and Service Agreement is terminated for any reason other than VVI's default.

     K.   Advisory Committee.   A committee consisting of three members
appointed by MW and three appointed by VVI will meet on a quarterly basis to discuss operational matters, including without limitation, marketing, merchandising, distribution and strategic issues.

     L. Duration. Unless earlier terminated, the term of the License and Service Agreement shall be no less than 10 years and no more than 20 years, to be negotiated in the Agreement.

     M.   Early Termination.

          1. VVI shall have the right to terminate the License and Service Agreement prior to its expiration upon the occurrence of an event of default as set forth therein. Such events shall include, but not be limited to, the following:

               a. In the event that the following cumulative New Cable Homes (hereinafter defined) requirements set forth below (each, a "Target") are not achieved on each of the dates set forth below (each, a "Target Date"):

                    (1) Four million (4,000,000) New Cable Homes during the period commencing on the Closing Date and ending on the first anniversary thereof;

                    (2) Seven million (7,000,000) New Cable Homes in the period commencing on the Closing Date and ending on the second anniversary thereof;

                    (3) Nine million (9,000,000) New Cable Homes in the period commencing on the Closing Date and ending on the third anniversary thereof; and

                    (4) Ten million (10,000,000) New Cable Homes in the period commencing on the Closing Date and ending on the fourth anniversary thereof.

               b. "New Cable Homes" shall mean cable homes on Cable Systems that commence carrying VVI's television home shopping programming for the first time (x) subsequent to the Closing Date, or (y) pursuant to the Time Warner Agreement, but shall not include any cable homes on Cable Systems with respect to which MW has not fulfilled its Advertising Commitment following the giving of notice and the expiration of a reasonable cure period. New Cable Homes that carry VVI television home shopping programming on a full time basis (24 hours per day, seven days per week) shall be counted as one New Cable Home, and New Cable Homes that carry VVI television home shopping programming on a part time basis shall be counted as a portion of a New Cable Home, using VVI's full time equivalent homes formula, which is based upon the number of hours, time of day, and days of the week that VVI's television home shopping programming is carried.
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               c.   VVI's termination rights pursuant to Section III
               M.1.a shall be exercised within 30 days immediately following the applicable Target Date, subject, however, to the following sentence. In the event that at least 75% (but less than 100%) of the applicable Target is achieved on a Target Date, VVI may not terminate the Agreement solely based upon the failure to achieve such Target until the next Target Date. VVI may terminate the Agreement during the 30 day period following such next Target Date, unless (i) the missed Target has been achieved in full, and
               (ii) the current year Target has been at least 75% achieved.

               d. MW's default in its obligations under Sections III F through H; provided that VVI shall provide notice of such default and MW shall have 90 days in which to cure such default.

               e. MW defaults in its obligations relating to use of MW credit card by VVI customers provided in Section III C hereof, or any breach by MW of such credit card agreement; provided that VVI shall provide notice of such default and MW shall have 90 days in which to cure such default.

          2. MW shall have the right to terminate the License and Service Agreement prior to its expiration upon the occurrence of an event of default by VVI as set forth therein. Such events of default shall include, without limitation, VVI's default under the License and Service Agreement which is not cured within 90 days after notice, termination of the employment of Robert Johander or Nicholas Jaksich (except by reason of termination for cause, death or disability) during a period to be negotiated in the Agreement, or the bankruptcy or insolvency of VVI.

          3. Upon early termination of the License and Service Agreement (other than by reason of VVI's default), any Warrants that are then unvested shall not vest, unless termination is by VVI based solely upon the failure to achieve a Target, in which case all unvested Warrants shall immediately become exercisable for a period of 180 days after such termination; provided that MW will not be able to exercise any unvested Warrants during such 180 day period unless MW has provided VVI with notice of its intent to exercise such unvested Warrants within 90 days after such termination.

     N. Publicity. Except as otherwise required by law, each of the parties hereto agree that all press releases and other announcements, whether written or oral, to be made by any of them with respect to the transactions contemplated hereby shall be subject to mutual agreement and consent prior to the dissemination thereof.

     O. Exclusivity. Between the date hereof and the earliest of the execution and delivery of, or the abandonment of, the Agreement, or January 15, 1995, VVI will not, without MW's consent, (x) solicit or initiate negotiations with any merchandiser other than MW with respect to an agreement under which VVI and such merchandiser would conduct television home shopping, nor (y) negotiate with any merchandiser other than MW for such an agreement, except where VVI reasonably believes, on advice of counsel, that the failure to so negotiate may constitute a breach of VVI's fiduciary duty to its shareholders.
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     P.   Closing.  The parties shall seek to execute the Agreement and obtain all necessary Board approvals no later than December 23, 1994. This agreement in principle shall terminate on January 16, 1995 and the parties shall be under no further obligation to each other (other than for a breach of Paragraph O, provided, however, that MW shall be deemed to have waived any breach of Paragraph O to the extent that MW has not notified VVI of an alleged breach thereof prior to March 1, 1995) unless the Agreement shall have been executed and delivered and the parties shall have received all necessary Board approvals on or before January 15, 1995, unless an extension is mutually agreed to by the parties.

     Q. Costs. Each of the parties hereto agree to pay their respective legal, accounting, investment banking and all other fees and expenses relating to the transactions contemplated hereby.
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     If the foregoing sets forth your understanding, please so acknowledge by signing a copy of this letter and returning it to the undersigned.


                              "VVI"
                              VALUEVISION INTERNATIONAL, INC.


                              By:
                                   Robert L. Johander
                                   Chief Executive Officer


AGREED TO AND ACCEPTED THIS 4TH DAY
OF DECEMBER, 1994:

"MW"
MONTGOMERY WARD & CO., INCORPORATED


By:
     Bernard F. Brennan
     Chief Executive Officer